Exhibit 99.1
Dell’s Results Beat Forecasts, But Gross Margin Falls

Published: Thursday, 19 Aug 2010	5:05 PM ET
By: Reuters
Dell beat Wall Street’s profit and revenue estimates in the second quarter and said it expected demand for PCs among corporate customers to remain steady in the coming months.
But the company’s gross profit margin lagged Wall Street expectations and its shares fell in after-hours trading.
During a conference call with the media on Thursday, Dell Finance Chief Brian Gladden said the results were impacted by “sequential component inflation.”
Dell, the world’s No. 3 personal computer maker, has been struggling to improve profitability, even as it grapples with falling PC prices and rising component costs.
Revenue rose 22 percent to $15.5 billion, versus Wall Street’s estimate of $15.2 billion, thanks to strength in sales of server and networking products.
The company reported net income in its fiscal second quarter ended July 30 of $545 million, or 28 cents a share, up from $472 million, or 24 cents a share, in the year-ago period.
Excluding items, Dell earned 32 cents a share, more than the average analyst estimate of 30 cents a share, according to Thomson Reuters.
Dell said its adjusted gross profit margin was 17.2 percent in the quarter, below the 17.7 percent expected by analysts.
Dell said it expected demand for PCs among corporate customers to continue for the “next several” quarters. It said it expects “seasonal improvements” in the third quarter, thanks to sales to the federal government and business customers, with a resulting “pick up in the low single digits.”
The company reiterated its fiscal 2011 revenue forecast of 14 percent to 19 percent growth, and adjusted operating income growth of 18 percent to 23 percent.
“This is a disappointing report and Dell’s been doing a lot of acquisitions so this is a turnaround story that’s going to take a long time to evolve,” Stephanie Link, director of research at TheStreet told CNBC. “We are positioned well to continue benefiting from the global corporate refresh underway in client and enterprise systems,” said Brian Gladden, CFO of Dell, in a prepared statement.
Dell, once the world’s largest PC maker, now vies with Taiwan’s Acer for the No. 2 slot behind Hewlett-Packard [HPQ 39.86 -0.90 (-2.21%)    ].

With PCs still accounting for more than half its sales, Dell has been looking to acquisitions to help grow and diversify.
Earlier this week, Dell agreed to buy storage company 3PAR [PAR 18.01 -0.02 (-0.11%)    ] for $1.15 billion. It purchased services company Perot Systems last year for $3.9 billion in its biggest-ever acquisition.
Shares of Dell [DELL 12.03 -0.16 (-1.31%)    ] were down slightly in extended trading Thursday. Get after-hour quotes for Dell here.
The stock closed at $12.06 in the regular New York Stock Exchange session. Volume exceeded 25 million shares before the closing bell.
The planned tender offer described in these materials has not yet commenced. The description contained in this release is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Dell will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (“SEC”), and 3PAR will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to 3PAR’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov

UPDATE 2-Dell beats revenue targets, profit margin lags
Thu Aug 19, 2010 9:58pm BST
*	Q2 adjusted EPS 32 cents vs Street’s 30 cents
*	Q2 rev $15.5 bln vs Street view $15.2 bln

*	Reiterates full-year rev and adjusted op income forecast

*	Shares down 2.6 pct (Adds CFO comments, background)
SAN FRANCISCO, Aug 19 (Reuters) — Dell Inc (DELL.O) beat Wall Street’s profit and revenue estimates in the second quarter and said it expected demand for PCs among corporate customers to remain steady in the coming months.
But the company’s gross profit margin lagged Wall Street expectations and its shares fell in after-hours trading.
During a conference call with the media on Thursday, Dell Finance Chief Brian Gladden said the results were impacted by “sequential component inflation.”
Dell, the world’s No. 3 personal computer maker, has been struggling to improve profitability, even as it grapples with falling PC prices and rising component costs.
Revenue rose 22 percent to $15.5 billion, versus Wall Street’s estimate of $15.2 billion, thanks to strength in sales of server and networking products.
The company reported net income in its fiscal second quarter ended July 30 of $545 million, or 28 cents a share, up from $472 million, or 24 cents a share, in the year-ago period.
Excluding items, Dell earned 32 cents a share, more than the average analyst estimate of 30 cents a share, according to Thomson Reuters I/B/E/S.
Dell said its adjusted gross profit margin was 17.2 percent in the quarter, below the 17.7 percent expected by analysts.
Dell said it expected demand for PCs among corporate customers to continue for the “next several” quarters. It said it expects “seasonal improvements” in the third quarter, thanks to sales to the federal government and business customers, with a resulting “pick up in the low single digits.”
The company reiterated its fiscal 2011 revenue forecast of 14 percent to 19 percent growth, and adjusted operating income growth of 18 percent to 23 percent.
Dell, once the world’s largest PC maker, now vies with Taiwan’s Acer Inc (2353.TW) for the No. 2 slot behind Hewlett-Packard Co (HPQ.N).
With PCs still accounting for more than half its sales, Dell has been looking to acquisitions to help grow and diversify.
Earlier this week, Dell agreed to buy storage company 3PAR for $1.15 billion. It purchased services company Perot Systems last year for $3.9 billion in its biggest-ever acquisition. [ID:nN16251517] Shares of Round Rock, Texas-based Dell, which are down roughly 31 percent since April, fell 2.6 percent to $11.73 in extended trading. (Reporting by Alexei Oreskovic; Editing by Richard Chang)

The planned tender offer described in these materials has not yet commenced. The description contained in this release is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Dell will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (“SEC”), and 3PAR will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to 3PAR’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov